SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

TO

ANNUAL REPORT

OF

THE REPUBLIC OF TURKEY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

EMBASSY OF THE REPUBLIC OF TURKEY

OFFICE OF THE COUNSELOR FOR TREASURY AND FINANCIAL AFFAIRS

2525 Massachusetts Avenue, N.W. WASHINGTON D.C. 20008 / U.S.A.

Phone: (202) 612-6790 Fax: (202) 238-0627

Copies to:

CHRISTOPHER P. PETERSON, ESQ.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

*	The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

The purpose of this Amendment No. 3 is to file with the Securities and Exchange Commission (i) the recent developments in the Republic as of January 19, 2021, which is included as Exhibit D-3 hereto and which updates and amends the Current Description of the Republic previously filed as Exhibit D, (ii) the legal opinions included as Exhibits K and L hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Legal Advisor to the Registrant) in connection with any issue of securities under the Registration Statement and (iii) the underwriting agreement which is included as Exhibit M hereto.

EXHIBIT INDEX

Exhibit Number

A	None

B	None

* C	Copy of the 2020 Annual Budget of the Republic (in Turkish)(P)

* D	Current Description of the Republic as of September 16, 2020

* D-1	Recent Developments in the Republic as of October 6, 2020

* D-2	Recent Developments in the Republic as of November 24, 2020

D-3	Recent Developments in the Republic as of January 19, 2021

* E	Opinion of the First Legal Advisor, Ministry of Treasury and Finance of the Republic of Turkey dated October 14, 2020

* F	Opinion of Arnold & Porter Kaye Scholer LLP dated October 14, 2020

* G	Underwriting Agreement dated October 6, 2020

* H	Opinion of the First Legal Advisor, Ministry of Treasury and Finance of the Republic of Turkey dated December 2, 2020

* I	Opinion of Arnold & Porter Kaye Scholer LLP dated December 2, 2020

* J	Underwriting Agreement dated November 24, 2020

K	Opinion of the First Legal Advisor, Ministry of Treasury and Finance of the Republic of Turkey dated January 26, 2021

L	Opinion of Arnold & Porter Kaye Scholer LLP dated January 26, 2021

M	Underwriting Agreement dated January 19, 2021

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 26th day of January, 2021.

REPUBLIC OF TURKEY

By:	/s/ Mustafa TURAN
Mustafa TURAN
Director General, Ministry of Treasury and Finance